

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 10, 2022

Weidong Luo
Chief Executive Officer
Aurora Mobile Limited
14/F, China Certification and Inspection Building
No. 8, Keji South 12th Road, Nanshan District
Shenzhen, Guangdong 518057
People's Republic of China

> **Re: Aurora Mobile Limited**
> **Amendment No. 1 to Registration Statement on Form F-3**
> **Filed April 29, 2022**
> **File No. 333-260944**

Dear Mr. Luo:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 10, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-3

Cover Page

1. We note your response to prior comment 1. We also note your disclosure that, ""Aurora" refers to Aurora Mobile Limited, and "we," "us," "our company," or "our" refers to Aurora Mobile Limited and its subsidiaries, and, when describing our operations and consolidated financial information, also includes the VIE and its subsidiaries in China." Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE and revise accordingly.

2.   We note your response to prior comment 4 regarding how cash is transferred through your organization. Please include this disclosure on the cover page.

3.   Given that the SEC has provisionally named you as a "Commission-Identified Issuer", please expand your disclosure to clarify that you will be added to the conclusive list of Commission-Identified Issuers unless you believe that you have been incorrectly identified and are disputing your placement on the provisional list.

Our Company, page 5

4.   We note your response to prior comment 6 relating to the permissions or approvals that you or your subsidiaries may be required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. Please also describe the consequences to you and your investors if you, your subsidiaries or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and it is required to obtain such permissions or approvals in the future.

 You may contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Shu Du